Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 1, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Announce our net asset value per share as of December 31, 2020;
●	Update our management compensation;
●	Update our plan of operation; and
●	Update the description of our common stock.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As of December 31, 2020, we had raised total aggregate gross offering proceeds of approximately $31,259,060 and had issued approximately 3,119,368 shares of common stock in the Offerings, purchased by approximately 2,194 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our Manager, as permitted under applicable law and regulations.

Net Asset Value Per Share as of December 31, 2020

On January 27, 2021, our board of directors approved an estimated net asset value (“NAV”) per share of our common stock of $10.16 as of December 31, 2020. This NAV per share will be effective until updated by us on or about March 31, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2020 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2020.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective February 1, 2021, the offering price per share is $10.16, our NAV per share as of December 31, 2020. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.16 and repurchases of shares made pursuant to the share repurchase program will be made at $10.16.

Management Compensation

The following information supersedes and replaces the second sentence of the first paragraph of the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity”:

A portion of these fees may be paid to personnel affiliated with our Manager for their roles in the investment opportunity, including officers of our Manager, Jilliene Helman and Eric Levy.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 31, 2020, the aggregate value of all properties owned or underlying investments made by us and our joint venture equity investments is approximately $184 million. Since inception, the aggregate value of all properties owned or underlying investments made by us and our joint venture equity investments is approximately $190 million. The aggregate value is based on the most recent internal valuations as of December 31, 2020 calculated pursuant to our valuation policies; provided, however, the aggregate value of our preferred equity investments is based on the most recent purchase price of the asset. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Stock – Valuation Policies.”

Description of Our Common Stock

The following information supplements the section of our Offering Circular captioned “Description of Our Common Stock – Distributions”:

As of December 31, 2020, cumulative since inception, we have paid 12 consecutive quarterly distributions to stockholders totaling over $2,500,000, of which $880,000 was paid in cash and $1,660,000 was reinvested in our shares pursuant to the distribution reinvestment plan.